UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Compañía Cervecerías Unidas S.A. (United Breweries Company, Inc.)

(Name of Issuer)

Common stock without nominal (par) value

Title of Class of Securities

204429104

(CUSIP Number)

Rosita Covarrubias Gatica
Enrique Foster Sur 20, 14th Floor
Santiago, Chile
(56 22 750 7210)

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 24, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 204429104
1	NAMES OF REPORTING PERSONS
Inversiones y Rentas S.A.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
BK

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Chile

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
227,481,716

	8	SHARED VOTING POWER

	9	SOLE DISPOSITIVE POWER
227,481,716

	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
227,481,716

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
61.56%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

CUSIP No. 204429104
1	NAMES OF REPORTING PERSONS
Inversiones IRSA Limitada

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
BK

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Chile

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
25,279,991

	8	SHARED VOTING POWER

	9	SOLE DISPOSITIVE POWER
25,279,991

	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
227,481,716

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
61.56%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

CUSIP No. 204429104
1	NAMES OF REPORTING PERSONS
Quiñenco S.A.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
BK

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Chile

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER
227,481,716

	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER
227,481,716

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
227,481,716

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
61.56%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

CUSIP No. 204429104
1	NAMES OF REPORTING PERSONS
Heineken N.V.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
BK

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
The Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER
227,481,716

	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER
227,481,716

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
227,481,716

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
61.56%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

CUSIP No. 204429104
1	NAMES OF REPORTING PERSONS
Luksburg Foundation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
BK

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Liechtenstein

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER
227,481,716

	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER
227,481,716

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
227,481,716

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
61.56%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
HC

CUSIP No. 204429104
1	NAMES OF REPORTING PERSONS
Lanzville Investments Establishment

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
BK

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Liechtenstein

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER
227,481,716

	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER
227,481,716

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
227,481,716

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
61.56%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
HC

CUSIP No. 204429104
1	NAMES OF REPORTING PERSONS
Dolberg Finance Corporation Establishment

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
BK

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Liechtenstein

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER
227,481,716

	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER
227,481,716

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
227,481,716

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
61.56%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
HC

CUSIP No. 204429104
1	NAMES OF REPORTING PERSONS
Andsberg Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
BK

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Jersey, Channel Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER
227,481,716

	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER
227,481,716

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
227,481,716

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
61.56%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
HC

CUSIP No. 204429104
1	NAMES OF REPORTING PERSONS
Andsberg Inversiones Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
BK

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Jersey, Channel Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER
227,481,716

	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER
227,481,716

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
227,481,716

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
61.56%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
HC

CUSIP No. 204429104
1	NAMES OF REPORTING PERSONS
Andsberg Inversiones SpA.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
BK

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Chile

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER
227,481,716

	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER
227,481,716

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
227,481,716

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
61.56%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
HC

CUSIP No. 204429104
1	NAMES OF REPORTING PERSONS
Ruana Copper Corporation Establishment

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
BK

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Liechtenstein

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER
227,481,716

	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER
227,481,716

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
227,481,716

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
61.56%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
HC

CUSIP No. 204429104
1	NAMES OF REPORTING PERSONS
Emian Foundation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
BK

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Liechtenstein

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER
227,481,716

	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER
227,481,716

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
227,481,716

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
61.56%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
HC

CUSIP No. 204429104
1	NAMES OF REPORTING PERSONS
Nicolás Luksic Puga

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
BK

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Chile

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER
227,481,716

	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER
227,481,716

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
227,481,716

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
61.56%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CUSIP No. 204429104
1	NAMES OF REPORTING PERSONS
Inmobiliaria e Inversiones Río Claro S.A.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
BK

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Chile

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER
227,481,716

	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER
227,481,716

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
227,481,716

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
61.56%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
HC

CUSIP No. 204429104
1	NAMES OF REPORTING PERSONS
Andrónico Luksic Craig

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
BK

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Chile

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER
227,481,716

	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER
227,481,716

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
227,481,716

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
61.56%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CUSIP No. 204429104
1	NAMES OF REPORTING PERSONS
Inversiones Consolidadas Ltda.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
BK

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Chile

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER
227,481,716

	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER
227,481,716

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
227,481,716

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
61.56%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
HC

CUSIP No. 204429104
1	NAMES OF REPORTING PERSONS
Inversiones Salta S.p.A.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
BK

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Chile

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER
227,481,716

	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER
227,481,716

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
227,481,716

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
61.56%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
HC

CUSIP No. 204429104
1	NAMES OF REPORTING PERSONS
Andrónico Luksic Lederer

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
BK

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Chile

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER
227,481,716

	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER
227,481,716

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
227,481,716

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
61.56%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CUSIP No. 204429104
1	NAMES OF REPORTING PERSONS
Davor Luksic Lederer

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
BK

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Chile

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER
227,481,716

	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER
227,481,716

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
227,481,716

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
61.56%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CUSIP No. 204429104
1	NAMES OF REPORTING PERSONS
Maximiliano Luksic Lederer

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
BK

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Chile

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER
227,481,716

	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER
227,481,716

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
227,481,716

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
61.56%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CUSIP No. 204429104
1	NAMES OF REPORTING PERSONS
Dax Luksic Lederer

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
BK

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Chile

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER
227,481,716

	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER
227,481,716

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
227,481,716

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
61.56%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CUSIP No. 204429104
1	NAMES OF REPORTING PERSONS
Inversiones Río Claro Ltda.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
BK

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Chile

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER
227,481,716

	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER
227,481,716

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
227,481,716

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
61.56%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
HC

CUSIP No. 204429104
1	NAMES OF REPORTING PERSONS
Inversiones Orengo S.A.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
BK

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Chile

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER
227,481,716

	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER
227,481,716

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
227,481,716

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
61.56%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
HC

CUSIP No. 204429104
1	NAMES OF REPORTING PERSONS
Inversiones Alaska Ltda.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
BK

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Chile

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER
227,481,716

	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER
227,481,716

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
227,481,716

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
61.56%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
HC

CUSIP No. 204429104
1	NAMES OF REPORTING PERSONS
Antonia Luksic Puga

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
BK

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Chile

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER
227,481,716

	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER
227,481,716

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
227,481,716

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
61.56%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CUSIP No. 204429104
1	NAMES OF REPORTING PERSONS
Isidora Luksic Prieto

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
BK

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Chile

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER
227,481,716

	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER
227,481,716

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
227,481,716

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
61.56%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CUSIP No. 204429104
1	NAMES OF REPORTING PERSONS
Mara Luksic Prieto

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
BK

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Chile

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER
227,481,716

	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER
227,481,716

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
227,481,716

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
61.56%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CUSIP No. 204429104
1	NAMES OF REPORTING PERSONS
Elisa Luksic Prieto

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
BK

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Chile

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER
227,481,716

	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER
227,481,716

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
227,481,716

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
61.56%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CUSIP No. 204429104
1	NAMES OF REPORTING PERSONS
Fernanda Luksic Lederer

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
BK

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Chile

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER
227,481,716

	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER
227,481,716

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
227,481,716

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
61.56%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

The statement on Schedule 13D filed on September 30, 2005, as amended and supplemented on April 3, 2006, as further amended and supplemented on December 1, 2014 and as further amended and supplement on March 1, 2021 (the “Schedule 13D”), relating to the common stock without nominal (par) value (the “Common Stock”), of Compañía Cervecerías Unidas S.A. (“CCU”), a company organized under the laws of Chile, is hereby amended as set forth below by this Amendment No. 4 to the Schedule 13D. Capitalized terms used herein and not otherwise defined herein shall have the respective meanings assigned to such terms in the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby supplemented as follows:

On March 24, 2021, Inversiones y Rentas S.A. (“IRSA”) entered into an amendment to the Credit Facility with Scotiabank Chile (the “Credit Facility Amendment” and, the Credit Facility, as amended by the Credit Facility Amendment, the “Amended Credit Facility”).  The Credit Facility Amendment allows IRSA to make one or more disbursements under the Credit Facility, as opposed to a single drawdown as originally contemplated, and each such disbursement will be a loan subject to the same terms and conditions as originally provided for in the Credit Facility.

On March 24, 2021, IRSA purchased 5,780,000 additional shares of Common Stock of CCU at a purchase price of 6,799.72 Chilean pesos (or Ch$) per share, for an aggregate purchase price of Ch$39,349,173,964 (including commissions and VAT on commissions).  The purchase price of the shares was financed by borrowings under the Amended Credit Facility.

IRSA intends to fund any further purchases disclosed in Item 4 hereof, and any related costs and expenses, with borrowings under the Amended Credit Facility and, if necessary, cash on hand.

Item 4.	Purpose of the Transaction.

Item 4 of the Schedule 13D is hereby amended and restated in its entirety as follows:

IRSA purchased the shares of Common Stock of CCU on March 24, 2021 to increase its ownership interest in CCU.  Furthermore, IRSA is currently considering, subject to market and other conditions, opportunistic acquisitions of shares of CCU via open market purchases, privately negotiated transactions, tender offers or otherwise, in order to increase its ownership interest in CCU by up to an additional 4.44% of the outstanding Common Stock from its current approximately 61.56% ownership interest, to return to its historical ownership level of approximately 66% prevailing prior to CCU’s capital increase in 2013.

Except as otherwise disclosed herein, the Reporting Persons do not currently have any plans or proposals that relate to, or would result in, any actions or events specified in clauses (a) through (j) of Item 4 of Schedule 13D.  However, the Reporting Persons regularly monitor and evaluate their respective business strategies and investments, including their direct or indirect ownership of equity investments or participation in strategic joint ventures, such as their investment in CCU (including through their ownership of IRSA). Based upon such review, as well as general economic, market and industry conditions and prospects existing at the time, the Reporting Persons may consider from time to time alternative courses of action with respect to their interests in IRSA or CCU, including actions that may differ from those disclosed in the preceding paragraph. Subject to the applicable terms and restrictions under the Shareholder Agreement, previously filed as an exhibit hereto, these actions may include, without limitation, one or more Reporting Persons, together or separately: (i) acquiring additional Common Stock and/or other equity, debt, notes, other securities or derivative or other instruments that are based upon or relate to the value of Common Stock (collectively, “Securities”) in the open market or otherwise, including in connection with business development or M&A transactions or financing commitments in relation thereto, whether through IRSA or otherwise; (ii) disposing of any or all of their Securities in the open market, among Reporting Persons, or otherwise; (iii) engaging in any hedging or similar transactions with respect to the Securities; (iv) restructuring arrangements between or among Reporting Persons, including the arrangements regarding IRSA; or (v) proposing or considering one or more of the actions described in clauses (a) through (j) of Item 4 of Schedule 13D. In determining whether to carry out any of the above-mentioned actions, including the actions described in the preceding paragraph, the Reporting Persons may consider factors such as CCU’s financial position and strategic direction, actions taken by CCU’s board of directors, price levels of the Common Stock, conditions in the securities market and general economic and industry conditions. Each of the Reporting Persons may, at any time, together or separately, review or reconsider its respective position with respect to CCU or IRSA and reserves the right to develop such plans or proposals, including discussing, proposing or taking one or more of the actions described in clauses (a) through (j) of Item 4 of Schedule 13D and may discuss such actions with CCU and CCU’s management and CCU’s board of directors, other stockholders of CCU (including IRSA) and/or other interested parties.  The Reporting Persons may change their intentions with regard to all matters referred to in Item 4 of Schedule 13D.

The foregoing statements are for informational purposes only and are not an offer to buy or the solicitation of an offer to sell any securities of CCU.

Item 5.	Interests in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)-(b)  See pages 1-29 of this Amendment No. 4 to the Schedule 13D for the aggregate number and percentage of Common Shares beneficially owned by each Reporting Person, the number of shares of Common Stock as to which there is sole or shared power to vote, or to direct the vote, and sole or shared power to dispose or to direct the disposition.

(c)  On March 24, 2021, IRSA purchased 5,780,000 shares of Common Stock of CCU at a purchase price of Ch$6,799.72 per share, for an aggregate purchase price of Ch$39,349,173,964 (including commissions and VAT on commissions).  The shares were purchased through the Santiago Stock Exchange.

(d)  Not applicable.

(e)  Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby supplemented as follows:

Item 3 of this statement on Schedule 13D is incorporated herein by reference.

A copy of the English language translation of the Credit Facility Amendment is being filed as an exhibit hereto.

Item 7.	Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The following are filed with this statement:

Exhibit No.	Description

1
Joint Filing Agreements, together with Powers of Attorney from each of Luksburg Foundation, Dolberg Finance Corporation Establishment, Lanzville Investments Establishment, Ruana Copper Corporation Establishment, Andsberg Ltd., Andsberg Inv. Ltd., Andsberg Inversiones SpA., Nicolas Luksic Puga, Andronico Luksic Craig, Inmobiliaria e Inversiones Rio Claro S.A., Inversiones Salta S.p.A., Inversiones Consolidadas Limitada, Andrónico Luksic Lederer, Davor Luksic Lederer, Maximiliano Luksic Lederer, Dax Luksic Lederer and LQ Inversiones Financieras S.A. *

2	Amended Shareholder's Agreement dated January 13, 2003 between Quiñenco and Heineken Chile.*
6
Joint Filing Agreements for each of Inversiones y Rentas S.A., Inversiones IRSA Limitada, Inmobiliaria e Inversiones Río Claro S.A., Inversiones Río Claro Ltda., Inversiones Orengo S.A., Inversiones Alaska Ltda., Nicolás Luksic Puga, Antonia Luksic Puga, Isidora Luksic Prieto, Mara Luksic Prieto, Elisa Luksic Prieto and Fernanda Luksic Lederer; and Powers of Attorney for each of Inversiones y Rentas S.A., Inversiones IRSA Limitada, Inmobiliaria e Inversiones Río Claro S.A., Inversiones Río Claro Ltda., Inversiones Orengo S.A., Inversiones Alaska Ltda., and Fernanda Luksic Lederer.*

7	Loan Agreement, dated July 25, 2013, between Inversiones y Rentas S.A. and Banco del Estado de Chile*
8	Credit Line Agreement, dated August 6, 2013, between Inversiones y Rentas S.A. and Banco de Crédito e Inversiones.*
9
Joint Filing Agreements for each of Quiñenco S.A., Heineken N.V., and the Emian Foundation; and Powers of Attorney for Heineken N.V., the Emian Foundation, Nicolás Luksic Puga, Antonia Luksic Puga, Isidora Luksic Prieto, Mara Luksic Prieto, Elisa Luksic Prieto, Lanzville Investments Establishment, Dolberg Finance Corporation Establishment, Ruana Copper Corporation Establishment, Andsberg Limited, and Andsberg Inversiones Limited.*

10	Credit Facility Agreement, dated February 5, 2021, between Inversiones y Rentas S.A. and Scotiabank Chile.*
11	Amendment, dated March 24, 2021, to Credit Facility Agreement between Inversiones y Rentas S.A. and Scotiabank Chile.

* Exhibit previously filed

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: March 26, 2021

INVERSIONES Y RENTAS S.A.
INVERSIONES IRSA LIMITADA

By:	/s/ Alessandro Bizzarri Carvallo
Name:	Alessandro Bizzarri Carvallo
Title:	Attorney-in-fact

By:	/s/ Francisco Pérez Mackenna
Name:	Francisco Pérez Mackenna
Title:	Attorney-in-fact

QUIÑENCO S.A.

By:	/s/ Francisco Pérez Mackenna
Name:	Francisco Pérez Mackenna
Title:	Chief Executive Officer

LUKSBURG FOUNDATION

By:	/s/ Andrónico Luksic Craig
Name:	Andrónico Luksic Craig
Title:	Member of Foundation counsel

By:	/s/ Jean-Paul Luksic Fontbona
Name:	Jean-Paul Luksic Fontbona
Title:	Member of Foundation counsel

INVERSIONES ORENGO S.A.

By:	/s/ Andrónico Luksic Craig
Name:	Andrónico Luksic Craig
Title:	Attorney-in-fact

By:	/s/ Jean-Paul Luksic Fontbona
Name:	Jean-Paul Luksic Fontbona
Title:	Attorney-in-fact

DOLBERG FINANCE CORPORATION ESTABLISHMENT
LANZVILLE INVESTMENTS ESTABLISHMENT
RUANA COPPER CORPORATION ESTABLISHMENT
ANDSBERG LTDA.
ANDSBERG INVERSIONES LTD.

By:	/s/ Gonzalo Molina Ariztía
Name:	Gonzalo Molina Ariztía
Title:	Attorney-in-fact

ANDSBERG INVERSIONES SpA.

By:	/s/ Andronico Luksic Lederer
Name:	Andronico Luksic Lederer
Title:	Authorized signatory

By:	/s/ Maximiliano Luksic Lederer
Name:	Maximiliano Luksic Lederer
Title:	Authorized signatory

HEINEKEN N.V.

By:	/s/ Ernst Willem Arnold van de Weert
Name:	Ernst Willem Arnold van de Weert
Title:	Attorney-in-fact

By:	/s/ Guido de Boer
Name:	Guido de Boer
Title:	Attorney-in-fact

ANDRÓNICO LUKSIC CRAIG
ANDRÓNICO LUKSIC LEDERER
DAVOR LUKSIC LEDERER
MAXIMILIANO LUKSIC LEDERER
DAX LUKSIC LEDERER
INVERSIONES ALASKA LTDA.
FERNANDA LUKSIC LEDERER

By:	/s/ Rodrigo Terré Fontbona
Name:	Rodrigo Terré Fontbona
Title:	Attorney-in-fact

INVERSIONES CONSOLIDADAS LTDA.

By:	/s/ Rodrigo Swett Brown
Name:	Rodrigo Swett Brown
Title:	Chief Executive Officer

INVERSIONES SALTA S.p.A.

By:	/s/ Rodrigo Terré Fontbona
Name:	Rodrigo Terré Fontbona
Title:	Chief Executive Officer

EMIAN FOUNDATION
NICOLÁS LUKSIC PUGA
ANTONIA LUKSIC PUGA
ISIDORA LUKSIC PRIETO
MARA LUKSIC PRIETO
ELISA LUKSIC PRIETO

By:/s/ Gloria Vergara
Name:	Gloria Vergara
Title:	Attorney-in-fact

INMOBILIARIA E INVERSIONES RÍO CLARO S.A.
INVERSIONES RÍO CLARO LTDA.

By: /s/ Gloria Vergara
Name:	Gloria Vergara
Title:	Chief Executive Officer

EXHIBIT INDEX

Exhibit	Description

1
Joint Filing Agreements, together with Powers of Attorney from each of Luksburg Foundation, Dolberg Finance Corporation Establishment, Lanzville       Investments Establishment, Ruana Copper Corporation Establishment, Andsberg Ltd., Andsberg Inv. Ltd., Andsberg Inversiones SpA., Nicolas Luksic Puga, Andronico Luksic Craig, Inmobiliaria e Inversiones Rio Claro S.A., Inversiones Salta S.p.A., Inversiones Consolidadas Limitada, Andronico Luksic Lederer, Davor Luksic Lederer, Maximiliano Luksic Lederer, Dax Luksic Lederer and LQ Inversiones Financieras S.A. *

2	Amended Shareholder's Agreement dated January 13, 2003 between Quiñenco and Heineken Chile.*
6
Joint Filing Agreements for each of Inversiones y Rentas S.A., Inversiones IRSA Limitada, Inmobiliaria e Inversiones Río Claro S.A., Inversiones Río Claro Ltda., Inversiones Orengo S.A., Inversiones Alaska Ltda., Nicolás Luksic Puga, Antonia Luksic Puga, Isidora Luksic Prieto, Mara Luksic Prieto, Elisa Luksic Prieto and Fernanda Luksic Lederer; and Powers of Attorney for each of Inversiones y Rentas S.A., Inversiones IRSA Limitada, Inmobiliaria e Inversiones Río Claro S.A., Inversiones Río Claro Ltda., Inversiones Orengo S.A., Inversiones Alaska Ltda., Nicolás Luksic Puga, Antonia Luksic Puga, Isidora Luksic Prieto, Mara Luksic Prieto, Elisa Luksic Prieto and Fernanda Luksic Lederer.*

7	Loan Agreement, dated July 25, 2013, between Inversiones y Rentas S.A. and Banco del Estado de Chile*
8	Credit Line Agreement, dated August 6, 2013, between Inversiones y Rentas S.A. and Banco de Crédito e Inversiones.*
9
Joint Filing Agreements for each of Quiñenco S.A., Heineken N.V., and the Emian Foundation; and Powers of Attorney for Heineken N.V., the Emian Foundation, Nicolás Luksic Puga, Antonia Luksic Puga, Isidora Luksic Prieto, Mara Luksic Prieto, Elisa Luksic Prieto, Lanzville Investments Establishment, Dolberg Finance Corporation Establishment, Ruana Copper Corporation Establishment, Andsberg Limited, and Andsberg Inversiones Limited.*

10	Credit Facility Agreement, dated February 5, 2021, between Inversiones y Rentas S.A. and Scotiabank Chile.*
11	Amendment, dated March 24, 2021, to Credit Facility Agreement between Inversiones y Rentas S.A. and Scotiabank Chile.

* Exhibit previously filed